CYBIN INC

LETTER OF TRANSMITTAL

TO:     ODYSSEY TRUST COMPANY

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares (“common shares”) of Cybin Inc. (“CYBN”) which shares are represented by the shares described below and delivered herewith and the undersigned has good title to the shares represented below, free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number or DRS Account Number	Number of Shares	Registered in the Name of

The above-listed shares are hereby surrendered in exchange for consolidated common shares of CYBN on the basis of thirty eight (38) old common shares of CYBN for one (1) post-consolidated share of CYBN. CYBN will not issue any fractional common shares as a result of the consolidation. If, as a result of the consolidation, the shareholder would otherwise be entitled to a fractional post-consolidation common share, such fractional post-consolidation common share that is less than 1/2 of one post-consolidation common share will be cancelled and each fractional post-consolidation common share that is at least 1/2 of one post-consolidation common share will be rounded up to one whole post-consolidation common share.

The undersigned authorizes and directs Odyssey Trust Company to issue a Direct Registration System (“DRS”) statement for the consolidated common shares to which the undersigned is entitled as indicated below and to e-mail such advice to the e-mail address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as it appears on the share register maintained by Odyssey Trust Company. In the event that a DRS statement is not available, a CYBN stock certificate will be issued and mailed to the address indicated below.

To be registered in the name of (please print)
Name of authorized representative (if applicable)
Address
City Province Postal Code
Telephone	E-mail (*)	SIN / TIN
* By providing an email address, the undersigned consents to electronic delivery by the Transfer Agent.
□ Please issue a physical share certificate instead of a DRS statement

Date: ___________________________            __________________________________________
                            Signature of Shareholder(s) or Authorized Representative
(See additional requirement for authorized representative under instruction 1d)
SIGNATURE GUARANTEE
(if required under Instruction 1c):

Authorized Signature

Name of Guarantor

Address / Telephone

INSTRUCTIONS FOR COMPLETING THE LETTER OF TRANSMITTAL

1.Use of Letter of Transmittal

a)Each shareholder holding share certificates or DRS of CYBN must send or deliver this Letter of Transmittal duly completed and signed together with the share certificates or DRS described herein to Odyssey Trust Company (“Odyssey”) at the office listed below. The method of delivery to Odyssey is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.
b)Shares registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.
c)Shares not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an Eligible Institution or in some other manner satisfactory to Odyssey. An Eligible Institution means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. A signature guarantee will also be accepted from a Canadian Schedule 1 chartered bank that is not participating in a Medallion Signature Guarantee Program and makes available its list of authorized signing officers to the Transfer Agent. Currently, signature guarantees are accepted from Bank of Nova Scotia, Royal Bank of Canada and TD Bank.
d)Where the Letter of Transmittal is executed on behalf of a corporation, partnership, association or by an agent, executor, administrator, trustee, guardian or any person acting in an authorized representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to sign and dated within the last 6 months. Examples include extracts from the following documents: Corporate Resolution, LLC Agreement, Corporate Registry, Partnership Agreement or Trust Agreement.
e)CYBN reserves the right if it so elects in its absolute discretion to instruct Odyssey to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Odyssey together with a letter stating the loss. Odyssey will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3.Miscellaneous

Additional copies of the Letter of Transmittal may be obtained from Odyssey at the office listed below. Any questions should be directed Odyssey by e-mail to corp.actions@odysseytrust.com. Enclose all certificates in the envelope provided and send it with the completed form to Odyssey.

By Mail:         Trader’s Bank Building
Hand or Courier    702 – 67 Yonge St
Toronto, ON M5E 1J8
Attn: Corporate Actions

Privacy Notice: At Odyssey Trust Company, we take your privacy seriously. When providing services to you, we receive non-public, personal information about you. We receive this information through transactions we perform for you or an issuer in which you hold securities, from enrolment forms and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Odyssey Trust Company or other parties. This information may include your name, social insurance number, securities ownership information and other financial information. With respect to both current and former customers, Odyssey Trust Company does not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic and procedural safeguards to protect your personal information. Odyssey Trust Company realizes that you entrust us with confidential personal and financial information and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Code may be accessed at www.odysseytrust.com, or you may request a copy in writing Attn: Chief Privacy Officer, Odyssey Trust Company at 350 – 409 Granville St, Vancouver, BC, V6C 1T2.